08033098

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-34626

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 9/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alps Distributors Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Broadway, Suite 1100
(No. and Street)

Denver (City) CO (State) 80203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

303-623-2577
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1700 Lincoln Street, Suite 3400 (Address) Denver (City) CO (State) 80203 (Zip Code)

SEC Mail Processing Section
DEC 02 2008
Washington, DC
101

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
JAN 16 2009
THOMSON REUTERS

OATH OR AFFIRMATION

I, Diana M. Adams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALPS Distributors, Inc., as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & Controller

Title

10/27/2010

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALPS Distributors, Inc.
September 30, 2008

Contents

BKD LLP

Independent Accountants' Report

Board of Directors
ALPS Distributors, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of ALPS Distributors, Inc. (a wholly owned subsidiary of ALPS Holdings, Inc.) as of September 30, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ALPS Distributors, Inc. as of September 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKD, LLP

Denver, Colorado

November 24, 2008

ALPS Distributors, Inc.
Statement of Financial Condition
September 30, 2008

Assets

Current Assets		
Cash	$	159,244
Distribution fees receivable		1,200,320
CRD Deposit		52,449
Total assets	$	1,412,013

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable	$	2,079
Total liabilities		2,079
Stockholder's Equity		
Paid-in capital		408,792
Retained earnings		1,001,142
Total stockholder's equity		1,409,934
	$	1,412,013

ALPS Distributors, Inc.

Statement of Income

Year Ended September 30, 2008

Revenues		
Distribution fees	$	4,618,646
Reimbursed regulatory costs		804,297
Interest		1,570
		5,424,513
Expenses		
General and administrative		1,943,795
Regulatory fees		901,555
		2,845,350
Net Income	$	2,579,163

ALPS Distributors, Inc.
Statement of Stockholder's Equity
Year Ended September 30, 2008

	Paid-in Capital	Retained Earnings	Total
Balance at October 1, 2007	$ 150,000	$ 2,338,331	$ 2,488,331
Deemed distributions to ALPS Holdings, Inc. for net revenues collected in excess of expenses paid by ALPS Fund Services, Inc. (Note 3)	-	(3,916,352)	(3,916,352)
Capital contributions	258,792	-	258,792
Net income	-	2,579,163	2,579,163
Balance September 30, 2008	$ 408,792	$ 1,001,142	$ 1,409,934

ALPS Distributors, Inc.

Statement of Cash Flows

Year Ended September 30, 2008

Operating Activities	
Net income	$ 2,579,163
Items not requiring (providing) cash	
Deemed distributions to ALPS Holdings, Inc. for net revenues collected in excess of expenses paid by ALPS Fund Services, Inc. (Note 3)	(3,916,352)
Changes in	
Distribution fees receivable	1,132,356
Accounts payable	60
Payable to ALPS Fund Services, Inc.	(567,527)
CRD Deposits	(52,449)
Net cash used in operating activities	(824,749)
Financing Activities	
Capital contributions	258,792
Net cash provided by financing activities	258,792
Decrease in Cash	(565,957)
Cash, Beginning of Year	725,201
Cash, End of Year	$ 159,244

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

ALPS Distributors, Inc. (the Company or ADI) is a wholly owned subsidiary of ALPS Holdings, Inc. (AHI). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of the paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. As such, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

At September 30, 2008, the Company's cash accounts exceeded federally insured limits by approximately $59,000.

Accounts Receivable

Accounts receivable are stated at the amount billed to fund clients. Accounts receivable are ordinarily due upon receipt of the invoice. Accounts past due more than 120 days are considered delinquent. Delinquent receivables may be written off based on specific circumstances of the fund clients. No allowance of doubtful accounts is deemed necessary to provide for any losses on realization of the fees receivable at September 30, 2008. The Company extends unsecured credit to its customers, with credit extended to two customers exceeding 21% of account receivable at September 30, 2008.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with AHI. Based on the expense allocation agreement with ALPS Fund Services, Inc. (AFS) (Note 3) allocable income tax expense of AHI to

ADI is paid by AFS. Thus no provision for income taxes has been recorded in these financial statements.

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2008, the Company had net capital of $148,980, which was $143,980 in excess of its required net capital of $5,000. The Company's net capital ratio was .01 to 1 at September 30, 2008.

Note 3: Related-party Transactions

Effective October 1, 2006 and amended May 7, 2007 and October 31, 2007, ADI and AFS entered into an expense allocation agreement, which calls for AFS to pay various overhead and operating expenses of ADI and ADI agrees to reimburse AFS for such costs paid by AFS on its behalf. AFS allocates and ADI records expenses in amounts determined according to the reasonable allocation, applied on a consistent basis, determined for fiscal year 2008 to be ADI's percentage of revenue to the total consolidated revenue of AHI.

Concurrent with the expense allocation agreement, ADI and AHI entered into a dividend agreement, which calls for ADI to pay AHI dividends consisting of, among other things, receivables and other revenues actually collected reduced by expenses and liabilities accrued or paid by ADI, or allocated to ADI for accrual as a liability and payment by ADI, and further reduced by any amount so as to permit ADI to maintain net capital at all times of not less than $100,000 or 140% of ADI's Net Capital requirement, whichever is greater.

For the year ending September 30, 2008, ADI had deemed distributions to AHI in the amount of $3,916,352, which consisted of the excess of payments to AHI in accordance with the dividend agreement above the expenses paid on behalf of ADI by AFS in accordance with the expense allocation agreement.

Supplementary Schedule

ALPS Distributors, Inc.

Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934

September 30, 2008

Net Capital		
Total stockholder's equity	$	1,409,934
Deductions		
Non-allowable assets		
Distribution fees receivable		1,200,320
CRD Deposits		52,449
Haircut on cash reserve account		3,185
Excess deductible on fidelity bond		5,000
Net capital	$	148,980
Aggregate Indebtedness		
Accounts payable	$	2,079
Total aggregate indebtedness	$	2,079
Computation of Basic Net Capital Requirements		
Required minimum net capital	$	5,000
Net capital in excess of minimum requirements	$	143,980
Ratio: Aggregate indebtedness to net capital		0.01to 1

No material differences exist between the above Net Capital calculation and the corresponding information included in the Company's unaudited X-17A5 Part II filing as of September 30, 2008. Therefore, no reconciliation of the two computations is deemed necessary.

Independent Accountants' Report on Internal Control

Board of Directors
ALPS Distributors, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedule of ALPS Distributors, Inc. (the Company), as of and for the year ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

BKD, LLP

Denver, Colorado

November 24, 2008

END